On a
Corporate Headquarters
100 Motor Parkway, Suite 160
Hauppauge, NY 11788-5138
Direct Dial: 631-360-9111
Direct Fax: 631-360-9399
aflorek@bankofsmithtown.net

Anita M. Florek
Executive Vice President
& Chief Financial Officer

August 23, 2007

John Nolan, Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Smithtown Bancorp Inc.
Form 10K for Fiscal Year Ended 12/31/06
Filed March 9, 2007
File No. 000-13314

Dear Mr. Nolan,

Thank you for extending the time frame for responding to your comments due to my vacation. The questions raised in your letter are a result of the payout issued to the prior shareholders of Seigerman Mulvey Insurance Agency being made on an Anniversary Date year as opposed to a calendar year. Per the comments issued in your letter dated July 30, 2007, regarding the above referenced filing, please find the following:

1.
A table indicating the dates and calculations of amounts paid to the prior shareholders of Seigerman Mulvey beginning on the purchase date. Payments are calculated and made based on net income earned before taxes during the prior one year period ending on the Anniversary Date of the acquisition, not on a calendar year. The table also details the net income earned by the Company from the operations of Seigerman Mulvey on a calendar year basis, so as to further clarify the two referenced annual periods.

2.
The $93,000 referenced in Note E. of the 2006 10K represents the portion of the 2005 payment that was allocated to goodwill, not the full cash payment of $1,493,000 referenced in the Cash Flow statement. The payment was first allocated to other acquired intangible assets, and the remainder was then applied to goodwill. The $1,493,000 is the total calculated payment based on 120% of net income before taxes (1,429,600.99) for the Anniversary year of September 1, 2004 to August 31, 2005, plus an additional $63,000 reconciling adjustment between other assets and cash. For the calendar year 2004, the cash payment of $1,000,000 was made to the former shareholders of Seigerman Mulvey. The $1,053,000 reported in the Cash Flow Statement represents the payment to these shareholders plus $53 of capitalized acquisition costs to the Company.

3.	The Agency income reported in the Management’s Discussion and Analysis on page 24 was $669,000 and it represents the net income earned during the calendar year 2005.

Also, per your comment letter regarding language used in the 12/31/06 certifications, it has been changed to comply with Item 601 (b) (31) of Regulation S-B for all reports issued henceforth (including the Company’s June 30, 2007 10Q).

In connection with our response to your comments, we acknowledge that Smithtown Bancorp and its Chief Executive Officer and Chief Financial Officer are responsible for the adequacy and accuracy of the disclosure in the filing. We also acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and Smithtown Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I expect that our explanations to your questions will clarify how payments to the former shareholders of Seigerman Mulvey are calculated and reported. If you have any further questions, please feel free to call me at 631 360-9311.

Very truly yours,

Smithtown Bancorp, Inc.
File No. 000-13314

Calculation of Payments to Former Shareholders of Seigerman Mulvey

			First	Second	Third
			Anniversary Year	Anniversary Year	Anniversary Year
	Purchase Date		9/1/04 -	9/1/05 -	9/1/06 -
	8/31/2004		8/31/05	8/31/06	8/31/07
		Net Income Before Taxes	$1,191,334.16	$1,330,308.00	TBD
		NIBT *120%	1,429,600.99	1,596,369.60
		Pymt to Principals:
	483,000.00	J. Mulvey @ 48.3%	690,497.28	771,046.52
	483,000.00	B. Seigerman @ 48.3%	690,497.28	771,046.52
	34,000.00	J. Bentivenga @ 3.4%	48,606.43	54,276.57
Initial Payment	1,000,000.00		$1,429,600.99	$1,542,093.03

	First Calendar Year	Second Calendar Year	Third Calendar Year	Fourth Calendar Year
	8/31/04 - 12/31/04	1/1/05 - 12/31/05	1/1/06 - 12/31/06	1/1/07 - 12/31/07
Net Income	$257,694.85	$668,836.89	$797,925.72	TBD